Mercedes-Benz Auto Receivables Trust 2025-1
Investor Report

Amounts in USD

Dates

Collection Period No.	14	
Collection Period (from... to)	1-Feb-2026	28-Feb-2026
Determination Date	12-Mar-2026	
Record Date	13-Mar-2026	
Distribution Date	16-Mar-2026	
Interest Period of the Class A-1, A-2B Notes (from... to)	17-Feb-2026	16-Mar-2026 Actual/360 Days 27
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Feb-2026	15-Mar-2026 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	228,300,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	155,680,000.00	51,166,771.51	41,908,679.33	9,258,092.18	59.468732	0.269198
Class A-2B Notes	355,000,000.00	116,676,540.90	95,565,141.09	21,111,399.81	59.468732	0.269198
Class A-3 Notes	480,680,000.00	480,680,000.00	480,680,000.00	0.00	0.000000	1.000000
Class A-4 Notes	90,410,000.00	90,410,000.00	90,410,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,310,070,000.00**	**738,933,312.41**	**708,563,820.42**	**30,369,491.99**		
Overcollateralization	33,599,469.69	33,591,736.74	33,591,736.74			
Adjusted Pool Balance	1,343,669,469.69	772,525,049.15	742,155,557.16			
Yield Supplement Overcollateralization Amount	56,330,004.86	32,427,156.38	30,995,913.67			
Pool Balance	**1,399,999,474.55**	**804,952,205.53**	**773,151,470.83**			

	Amount	Percentage
Initial Overcollateralization Amount	33,599,469.69	2.50%
Target Overcollateralization Amount	33,591,736.74	2.50%
Current Overcollateralization Amount	33,591,736.74	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	4.500000%	191,875.39	1.232499	9,449,967.57	60.701231
Class A-2B Notes	3.978190%	348,121.09	0.980623	21,459,520.90	60.449355
Class A-3 Notes	4.780000%	1,914,708.67	3.983333	1,914,708.67	3.983333
Class A-4 Notes	4.920000%	370,681.00	4.100000	370,681.00	4.100000
Total		**$2,825,386.15**		**$33,194,878.14**	

Amounts in USD

Available Funds			Distributions	
Principal Collections	29,986,719.80		(1) Total Servicing Fee	670,793.50
Interest Collections	5,201,301.20		Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	869,048.43		(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	657,827.68			
Purchase Amounts	0.00		(3) Interest Distributable Amount Class A Notes	2,825,386.15
Advances made by the Servicer	0.00		(4) Priority Principal Distributable Amount	0.00
Investment Earnings	97,491.57		(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**36,812,388.68**		(6) Regular Principal Distributable Amount	30,369,491.99
Reserve Fund Draw Amount	0.00		(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**36,812,388.68**		(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
			(9) Excess Collections to Certificateholders	2,946,717.04
			Total Distribution	**36,812,388.68**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	670,793.50	670,793.50	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,825,386.15	2,825,386.15	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	191,875.39	191,875.39	0.00
thereof on Class A-2B Notes	348,121.09	348,121.09	0.00
thereof on Class A-3 Notes	1,914,708.67	1,914,708.67	0.00
thereof on Class A-4 Notes	370,681.00	370,681.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,825,386.15	2,825,386.15	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	30,369,491.99	30,369,491.99	0.00
Aggregate Principal Distributable Amount	30,369,491.99	30,369,491.99	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,359,173.67
Reserve Fund Amount - Beginning Balance	3,359,173.67
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	8,376.99
minus Net Investment Earnings	8,376.99
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,359,173.67
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	8,376.99
Net Investment Earnings on the Collection Account	89,114.58
Investment Earnings for the Collection Period	97,491.57

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,399,999,474.55	29,020
Pool Balance beginning of Collection Period	804,952,205.53	21,084
Principal Collections	17,171,998.27	
Principal Collections attributable to Full Pay-offs	12,814,721.53	
Principal Purchase Amounts	0.00	
Principal Gross Losses	1,814,014.90	
Pool Balance end of Collection Period	773,151,470.83	20,637
Pool Factor	55.23%	

	As of Cutoff Date	Current
Weighted Average APR	7.95%	8.09%
Weighted Average Number of Remaining Payments	57.50	43.69
Weighted Average Seasoning (months)	9.98	24.62

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	763,656,242.36	20,454	98.77%
31-60 Days Delinquent	6,885,588.18	136	0.89%
61-90 Days Delinquent	2,195,301.21	39	0.28%
91-120 Days Delinquent	414,339.08	8	0.05%
Total	773,151,470.83	20,637	100.00%

Delinquency Trigger — **3.550%**

60+ Delinquency Loans to EOP Aggregate Securitization Value — 0.338%

Delinquency Trigger occurred — No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Current Number of Receivables	Cumulative Amount	Cumulative Number of Receivables
Principal Gross Losses	1,814,014.90	42	29,277,253.64	653
Principal Net Liquidation Proceeds	865,726.20		13,567,366.09	
Principal Recoveries	625,543.43		6,784,157.43	
Principal Net Loss / (Gain)	322,745.27		8,925,730.12	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.491%
Prior Collection Period	1.069 %
Second Prior Collection Period	1.128 %
Third Prior Collection Period	1.456 %
Four Month Average	1.036%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance — 0.638%

Average Net Loss / (Gain) — 13,668.81

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.